Exhibit 99(c)

Certificate as to Compliance

I, Steven H. Smith, Servicing Officer of Household Finance Corporation (the "Master Servicer"), DO HEREBY CERTIFY, in accordance with Section 3.10 of the Pooling and Servicing Agreement dated as of November 1, 1999 among HFC Revolving Corporation, as Depositor, the Master Servicer and

J.P.Morgan Trust Company, N.A. (formerly known as Bank One, National Association), as Trustee, that:

1. A review of the activities of the Master Servicer from January 1 through December 31, 2003 (the "Year") and of its performance under the Pooling and Servicing Agreement has been made under my supervision; and

2. To the best of my knowledge, based on my review, the Master Servicer has fulfilled all of its material obligations under the Pooling and Servicing Agreement throughout the Year.

IN WITNESS WHEREOF, I have signed this certificate this 25th day of March, 2004.

/s/ Steven H. Smith

Steven H. Smith

Servicing Officer

HEL 1999-1